1020 Petersburg Road
Hebron, KY 41048
Phone: 859.586.0600

October 29, 2008

Securities and Exchange Commission
Attention:  Mark Kronforst, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

Re:	Pomeroy IT Solutions, Inc. File No. 000-20022

Dear Mr. Kronforst:

Pomeroy IT Solutions, Inc., a Delaware corporation (the “Company” or “Pomeroy”), hereby submits the additional responses set forth below to your follow-up Comment Letter, dated October 1, 2008 (the “Comment Letter”), pertaining to the Company’s Form 10-K for the Fiscal Year Ended January 5, 2008 and Form 10-Q for the Quarter Ended July 5, 2008.  The Company appreciates that the Commission’s comments are designed to assist the Company in providing more meaningful disclosure to the investment community.

Our responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 5, 2008

Consolidated Statements of Cash Flows, page F. 7

1.
Please explain your basis for classifying cash flows from floor plan financing arrangements as operating cash flows and refer to the authoritative literature that supports that classification.  In this regard, we note that floor plan financing arrangements wih a third party lender that is not a supplier would be classified as a financing cash flow.

Historically, the Company has classified cash flows from floor plan financing arrangements as operating cash flows as the Company considered this arrangement to be similar to a trade payable.  The Company’s view was that the Company paid the floor plan financing company in payment terms which were not materially different than payment terms that could be arranged directly with the supplier.

In preparing this response, the Company reviewed available information on the SEC staff’s views regarding treatment of floor plans and also closely reviewed the specific terms of our floor plan arrangement.

At the 33rd Annual AICPA National Conference on Current SEC and PCAOB Developments held on December 5–7 2005, the SEC staff observed that floor plan arrangements with suppliers are operating activities, consistent with the guidance in paragraph 23 of Statement 95. Accordingly, a company would report the initial financing as an increase to inventory and trade loans within operating activities; correspondingly, repayment of trade loans is an operating cash outflow.  However, if floor plan financing is arranged through a lender that is not related to the supplier (even though the arrangement is substantively the same as an arrangement with the supplier’s finance subsidiary), the use of a third party lender alters the classification of the arrangement within the cash flow statement. The statement of cash flows would report the purchase of inventory as an operating cash outflow, the loan as a financing cash inflow, and the repayment of the loan as a financing cash outflow.

In addition, at the 31st Annual AICPA Conference on Current SEC and PCAOB Developments held on December 11, 2003, the SEC Staff provided the following  guidance:

“The Staff believes that the substance of both of these transactions equates to the purchaser obtaining financing from a lender in order to pay amounts due to its vendors. Thus we believe that pursuant to the provisions of FAS 140 the manufacturer’s original liability to the vendor is extinguished on the date the lender remits cash or a lender IOU to the vendor. Pursuant to the provisions of Article 5, the purchaser should derecognize its trade accounts payable and record a new liability classified on its balance sheet as a borrowing from the lender. Consistent with this classification, the purchaser should then accrete the difference between the initial carrying amount of the borrowing (the discounted amount of the vendor invoice) and the repayment amount (i.e the amount owed to the lender) through interest expense using the effective yield method.  The Staff believes that some manufacturers may have classified borrowings from the lender as an “interest-free” trade payable. The Staff disagrees with this balance sheet classification and the resulting lack of interest expense recognition.”

Taking into consideration the above guidance as well as discussions with our purchasing group and floor plan providers which indicated that the floor plan does provide us with a modest extension of the credit terms over what we might obtain directly with a supplier, we have concluded that cash flows under the floor plan arrangement should be classified as a financing activity. In addition, as a result of this change in classification, a portion of amounts paid under the floor plan should be reclassified from cost of sales to interest expense.

As a result of the above conclusion, the Company considered the need to formally restate its financial statements and file a report under Item 4.02 of Form 8-K.   Specifically, the Company notes that the income statement impact of this correction is estimated as a reclassification of expense from cost of sales to interest expense of approximately $500,000 per year with no change in net income (loss).  The Company does not consider this reclassification material to the financial statements.  The Company has also considered the impact of this correction in combination with the other corrections to the income statement classification discussed in question #3.

We also considered the impact of the required correction to the Company’s consolidated statement of cash flows.  In performing our evaluation, we considered the guidance in SAB 99 which indicates that  a matter is material if there is a substantial likelihood that a reasonable person would consider it important. In addition, the Supreme Court has held that a fact is material if there is a substantial likelihood that the fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available.

Impact on Cash Flow from Operations (note:  2007 year ended January 5, 2008)

	2007	2006	2005
As Reported	$4,294	$30,101	$(4,428)
Adjustment for correction of floor plan financing	$(9,102)	$(1,775)	$3,943
Corrected Amount	$(4,808)	$28,326	$(485)

Impact on Cash Flow from Financing (note:  2007 year ended January 5, 2008)

	2007	2006	2005
As Reported	$(973)	$(17,285)	$(3,524)
Adjustment for correction of floor plan financing	$9,102	$1,775	$(3,943)
Corrected Amount	$8,129	$(15,510)	$(7,467)

While in certain periods the adjustment amount is quantitatively significant, we believe the following qualitative considerations mitigate the quantitative significance of these amounts:

•
The impact of the floor plan financing is clearly disclosed as a separate line item on the Company’s balance sheet as of January 5, 2008, 2007, and 2006 and also within the statement of cash flows for the years ended January 5, 2008, 2007 and 2006. Therefore, users of the financial statements can clearly see the impact of the floor plan financing in reviewing both the balance sheet and statement of cash flows.

•	In addition, we considered the guidance in SAB 99, as indicated below:

Consideration	Comment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and if so, the degree of imprecision inherent in the estimate
The item is capable of precise measurement. As the floor plan financing arrangement is clearly disclosed as a separate line item, we believe this partially mitigates the fact that it is classified in the wrong cash flow caption.

Whether the misstatement masks a change in earnings or other trends
Overall, the correction of this error does not change the overall trend of cash flow from operations or from financing. For example, the 2006 fiscal year shows a significant increase in cash flow from operations versus the 2005 fiscal year.  This cash flow from operations improvement reversed in 2007.  The correction does not change either of these trends.

Whether the misstatement changes a loss into income or vice versa
The misstatement does not change the Company’s net income (loss).  In 2007, cash generated from operations would be changed from a positive amount to a negative amount (and vice-versa for financing activities). However, we believe this is mitigated by the fact that the activity of the floor plan financing is separately disclosed so its impact is clearly indicated to users of the financial statements.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	No
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No
Whether the misstatement has the effect of increasing management’s compensation	No
Whether the misstatement involves concealment of an unlawful transaction	No
Whether the misstatement hides a failure to meet analysts consensus expectations for the enterprise	No
Whether the misstatement affects the registrant’s compliance with regulatory requirements	No

As a result of the above factors, we do not believe a report under  Item 4.02 of Form 8-K indicating that the financial statements can no longer be relied upon, is warranted. However, as stated previously, we believe floor plan financing should be classified as a financing activity and intend to correct such treatment commencing with our Form 10-Q for 3Q08. We intend to correct our annual 2007 and 2006 financial statements in connection with the filing of our Form 10-K for the year ended January 5, 2009.

2.
Your response to the prior comment 2 indicates that the poor performance of your business in 2007 that led to the goodwill impairment in October 2007 was due to “shortfalls in revenue and reduced utilization rates, specifically in infrastructure services.”  We note that your MD&A disclosures in your Form 10-Q for the quarter ended July 5, 2007 and prior periods do not address the expected impact of these developments on your business.  Please tell us how your MD&A disclosures in the two years prior to the impairment adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations.  Tell us how you considered providing disclosure that addresses your revenue shortfalls and reduced utilization rates and how these factors could impact the recoverability of your goodwill.  Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release no. 33-8350.

Pomeroy’s 2005 and 2006 Forms-10K each noted the impact of pricing pressures on the company’s Services business in Item 1A (Risk Factors).  On page 7 of the 2006 Form-10K, Pomeroy noted that “the Company has experienced and expects continued pricing pressure due to industry consolidation…”  Moreover, “the Company believes that pricing pressures may increase in the future, which could require the Company to reduce prices, which may have an adverse impact on its operating results.  Decreasing prices of Pomeroy’s products and services offerings will require the Company to sell a greater number of products and services to achieve the same level of net sales and operating income.”

Pomeroy follows the guidance provided in Section III.B.3 of SEC Release no. 33-8350, which specifies that “companies should consider the substantial amount of financial and non-financial information available to them, and whether or not the available information itself is required to be disclosed.  This information, over time, may reveal a trend or general pattern in activity, a departure or isolated variance from an established trend, an uncertainty, or a reasonable likelihood of the occurrence of such an event that should be disclosed.”  Pomeroy’s approach is to evaluate key indicators to determine the fiscal health of its business segments.

Pomeroy considers the three most important indicators in its business to be trends in gross profit, trends in gross margins, and services revenue, in no particular order.  Services revenue and gross profit attest to the volume of Services business, with services gross margin influenced by the company’s utilization rate for its personnel.  Quarter-on-previous quarter comparisons are as  relevant to trend analysis as quarter-on-prior year quarter due to the relatively light seasonality of Pomeroy’s Services business.  Pomeroy details all three indicators in its 10Q and 10K filings, with commentary in the MD&A disclosure section on each indicator.

The following chart shows specific results for Pomeroy’s Services revenue, gross profit, and gross margins by quarter over the two-year period as disclosed in the Forms 10-Q and Form 10-K for the relevant periods:

Period	Services Revenue (in $000s)	Services Gross Profit (in $000s)	Services Gross Margins
4Q05	$64,077	$13,382	20.9%
1Q06	$61,815	$14,146	22.9%
2Q06	$72,037	$17,024	23.6%
3Q06	$61,255	$15,289	25.0%
4Q06	$63,293	$16,036	25.3%
1Q07	$55,573	$15,559	28.0%
2Q07	$59,228	$14,468	24.4%
3Q07	$56,219	$11,517	20.5%

Pomeroy’s services revenue and gross profit peaked in 2Q06, with quarter-on-previous quarter revenue changes thereafter ranging from -15.0% to +6.6%.  Gross profit changes quarter-on-previous quarter after 2Q06 exhibited a narrower range from -10.2% to +4.9% before declining over 20% in 3Q07.   Service gross margins continued to increase steadily over the 2-year period until peaking in 1Q07, with 3%-4% declines in the subsequent two quarters.  The following chart shows quarter-on-previous quarter percentage changes for services revenue, services gross profit, and gross margins:

Period	Services Revenue Changes	Services Gross Profit Changes	Services Gross Margin Changes
4Q05	N/A	N/A	N/A
1Q06	-3.5%	+5.7%	+2.0%
2Q06	+16.5%	+20.3%	+0.7%
3Q06	-15.0%	-10.2%	+1.3%
4Q06	+3.3%	+4.9%	+0.4%
1Q07	-12.2%	-3.0%	+2.7%
2Q07	6.6%	-7.0%	-3.6%
3Q07	-5.1%	-20.4%	-3.9%

The mixed results shown above do not suggest a general decline in the health of Pomeroy’s services businesses until 3Q07, when all three indicators declined significantly from 2Q07.  The 3Q07 results were not anticipated by the Company’s management; in fact, management at the time had expected the second half of fiscal 2007 to be stronger than the first half.  The Company also notes that its Chief Executive Officer was terminated at the end of 2Q07 and a new Chief Executive Officer was hired at the end of 3Q07.

Pomeroy did signal the potential impact of declining Service revenues in its 2Q07 Form-10Q, which noted on Page 11 that “based on our financial results and stock price, the Company will be performing its annual goodwill impairment testing during the third quarter and it is possible that a goodwill impairment will result.”  Pomeroy also began providing more detailed MD&A information on its Services businesses in the 2Q07 Form-10Q, breaking Services revenue into three sources (Staff Sourcing, OEM Warranty, and Outsourcing and Project Revenue) and discussing the changes in each of these revenue streams.  Subsequent Form-10Q filings continue to break out Services results at an increased level of detail.

In sum, Pomeroy believes that it clearly disclosed the risk of pricing pressure on the company’s services results. Prospectively, we will include such discussion in our MD&A as well as in the risk factors section of our filings. The steady increase in Services gross margin from 4Q05 to 1Q07 indicates more effective utilization of Pomeroy’s Services resources over this period.  The projections utilized in our goodwill impairment analysis anticipated this trend to continue. In our Form 10-K for the year-ended January 31, 2007, the Company did indicate that “In the event the Company does not achieve projected results, the Company could incur a goodwill impairment charge in the future.”

We acknowledge the importance of meaningful MD&A disclosure. The Company has a relatively new management team which is re-evaluating internal reporting mechanisms in place to monitor the business and developing trends. It is the Company’s intent to continue to focus on enhancing our MD&A disclosure.

Form 10-Q for the Quarter Ended July 5, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation, page 10

3.
 We have read your response to prior comment number 1 and note that you consider the gross vs. net changes to be immaterial.  However, we note your disclosures on pages 10 and 32 regarding the impact of additional “reclassifications.”  These “reclassifications appear to be significant to your gross margin and the revised amounts are labeled “as restated” in your footnotes.  Please describe, in detail, the nature of these “reclassifications” resulting in the “as restated” amounts and explain why you have not formally restated and filed an Item 4.02 Form 8-K.  As part of your response, describe your evaluation of these “reclassifications” both individually and together with the changes that were the subject of our prior comment number 1.

While in the process of finalizing our fiscal 2008 budget, Pomeroy identified certain payroll-related expenses for personnel providing services to customers which had been included in operating expenses rather than cost of sales. The combined effect of these changes was to decrease Pomeroy’s recalculated 2007 Gross Profit by $26.3 million, while decreasing the company’s recalculated 2007 Operating Expenses by the exact amount.  There was no change in the Company’s reported net income (loss) or reported earnings (loss) per share.  Pomeroy clearly disclosed the impact of these reclassifications in both Form 10-Q for the quarter ended April 5, 2008 (pages 8 and 26) and in its Form 10-Q for the quarter ended July 5, 2008 (pages 10 and 32).

Pomeroy initially concluded that this error in classification did not require the Company to formally restate or file a report under Item 4.02 Form of 8-K, due to the following factors:

•
The correction of the classification of these expenses had no impact on the total reported net income (loss), or earnings (loss) per share. While this reclassification did change our reported gross profit, the trends of our gross profit percentage would remain the same as illustrated in Exhibit A

•	The Company clearly disclosed the impact of the reclassifications in its Form 10Qs for the quarters ended April 5, 2008 and July 5, 2008 and has received no investor questions on this matter.

We also considered the guidance in SAB 99 as indicated below:

Consideration	Comment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and if so, the degree of imprecision inherent in the estimate	The item is capable of precise measurement but is a reclassification with no impact on net income (loss) or earnings (loss) per share.
Whether the misstatement masks a change in earnings or other trends
Overall, the correction of this error does not change the overall trends of gross margin or operating expenses. Overall, the trend of an increase in margin from fiscal 2005 to 2006 and a decrease in margin from fiscal 2006 to 2007 remains unchanged.

Whether the misstatement changes a loss into income or vice versa	As indicated above, there is no change in the reported net income (loss)
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	No
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No
Whether the misstatement has the effect of increasing management’s compensation	No
Whether the misstatement involves concealment of an unlawful transaction	No
Whether the misstatement hides a failure to meet analysts consensus expectations for the enterprise	No
Whether the misstatement affects the registrant’s compliance with regulatory requirements	No

As there is no change in the net results reported, we do not believe it is necessary to file an Item 4.02 Form 8-K to indicate that the financial statements can no longer be relied upon.  We have corrected the treatment of these expenses in our quarterly filings for fiscal 2008. In addition, we intend to restate our fiscal 2007 and 2006 financial statements in connection with the filing of our Form 10-K for the year ended January 5, 2009.

The Company has enhanced its budgeting process and its budget to actual reporting. In addition, management has performed a detailed review of account classifications within the significant financial statement line items. As a result, the Company believes it has adequate procedures and controls to ensure that potential misclassifications in the Company’s financial statements are identified and corrected in a more timely manner going forward.  Moreover, as stated previously, it was our enhanced budgeting process which initially identified the misclassification of certain payroll costs discussed above.

Thank you for your comments.  If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-6032, or me at (859) 586-0600, ext. 1838.

Sincerely,

/s/Craig J. Propst
Craig J. Propst
Interim Chief Financial Officer and Chief Accounting Officer

cc:	Elizabeth A. Horwitz, Esq., Wood & Lamping LLP
Sean Henaghan, BDO Seidman, LLP

Exhibit A: Estimated Effect of Warranty Revenue, Service Payroll, and Floor Plan Financing Misclassifications on Pomeroy's Annual Financials
(all numbers in $000s)

	Year Ended January 5, 2008				Year Ended January 5, 2007						Year Ended January 5, 2006
	As reported	Correction of payroll misclass	Reclass of floor plan interest	Corrected Amount	As reported	Correction of warranty revenue	As revised in 2007 Form 10-K	Correction of payroll misclass	Reclass of floor plan interest	Corrected Amount	As reported	Correction of warranty revenue	As revised in 2007 Form 10-K	Correction of payroll misclass	Reclass of floor plan interest	Corrected Amount
Net Revenues
Product	386,605			386,605	373,232		373,232			373,232	483,431		483,431			483,431
Service	200,302			200,302	258,400	(38,651)	219,749			219,749	231,318	(31,079)	200,239			200,239
Total net revenues	586,907			586,907	631,632	(38,651)	592,981	-	-	592,981	714,749	(31,079)	683,670	-	-	683,670

Cost of revenues
Product	354,528		(500)	354,028	343,689		343,689		(500)	343,189	447,383		447,383		(500)	446,883
Service	148,394	26,276		174,670	195,907	(38,651)	157,256	26,500		183,756	175,636	(31,079)	144,557	25,000		169,557
	502,922	26,276	(500)	528,698	539,596	(38,651)	500,945	26,500	(500)	526,945	623,019	(31,079)	591,940	25,000	(500)	616,440

Gross Profit - Product	32,077		500	32,577	29,543		29,543		500	30,043	36,048		36,048		500	36,548
Gross Profit - Service	51,908	(26,276)		25,632	62,493		62,493	(26,500)		35,993	55,682		55,682	(25,000)		30,682
Gross Profit - Total	83,985	(26,276)	500	58,209	92,036	-	92,036	(26,500)	500	66,036	91,730	-	91,730	(25,000)	500	67,230

Gross Margin %
Product	8.30%			8.43%	7.92%		7.92%			8.05%	7.46%		7.46%			7.56%
Service	25.91%			12.80%	24.18%		28.44%			16.38%	24.07%		27.81%			15.32%
Total	14.31%			9.92%	14.57%		15.52%			11.14%	12.83%		13.42%			9.83%

Operating Expenses	195,252	(26,276)		168,976	89,339		89,339	(26,500)		62,839	107,578		107,578	(25,000)		82,578

Income (loss) from operations	(111,267)		500	(110,767)	2,697		2,697		500	3,197	(15,848)		(15,848)		500	(15,348)

Interest income	908			908	582		582			582	193		193			193
Interest expense	(457)		(500)	(957)	(1,149)		(1,149)		(500)	(1,649)	(1,028)		(1,028)		(500)	(1,528)
Interest income (expense)	451		(500)	(49)	(567)		(567)		(500)	(1,067)	(835)		(835)	-	(500)	(1,335)

Pre-tax Income (Loss)	(110,816)	-	-	(110,816)	2,130		2,130	-	-	2,130	(16,683)		(16,683)	-	-	(16,683)